UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 25, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony regrets to announce a loss of life incident at Moab Khotsong mine on 25 April 2025

Johannesburg, Friday, 25 April 2025. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to announce that an employee tragically lost his life in a locomotive-related accident at Moab Khotsong mine, this morning.

All relevant authorities, family and stakeholders have been informed. An investigation into the incident is currently underway, led by the Department of Mineral and Petroleum Resources (DMPR).

“We are profoundly saddened by this tragic loss and extend our heartfelt condolences to the family, friends, and co-workers of our colleague during this incredibly difficult time,” said Beyers Nel, Group Chief Executive Officer.

Achieving zero harm remains our priority at all of our operations, and we remain fully committed to this goal.

Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications and Branding
+27 (0) 60 571 0797 (mobile)

Or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

25 April 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 25, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director